

Spur Haptics, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

For the Period Ended April 24, 2026

Formerly CharaChorder Inc.; legal name changed to Spur Haptics, Inc. on April 30, 2026.

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Spur Haptics, Inc. Management

We have reviewed the accompanying financial statements of Spur Haptics, Inc. (the Company) (formerly CharaChorder Inc.), which comprise the balance sheet as of April 24, 2026 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

July 8, 2026

SPUR HAPTICS, INC.
BALANCE SHEET

For the Period Ended
April 24, 2026

TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
TOTAL LIABILITIES	$	-
EQUITY		
Common Stock	$	1
Additional Paid-in Capital		88
Accumulated Deficit		(89)
TOTAL EQUITY	$	-
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Unaudited Financial Statements

SPUR HAPTICS, INC.
STATEMENT OF OPERATIONS

		Inception through April 24, 2026
Operating Expenses		
General and Administrative		89
Total Operating Expenses		**89**
Total Loss from Operations	$	**(89)**
Net Loss	$	**(89)**

See Accompanying Notes to these Unaudited Financial Statements

SPUR HAPTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
	# of Shares	$ Amount			
Issuance of Common Stock	1,001,623	1	88	-	89
Net Loss	-	-	-	(89)	(89)
Ending balance at 04/24/2026	1,001,623	1	88	(89)	-

See Accompanying Notes to these Unaudited Financial Statements

SPUR HAPTICS, INC.
STATEMENT OF CASH FLOWS

PERIOD ENDED APRIL 24,		**2026**
OPERATING ACTIVITIES		
Net Loss	$	(89)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Net Cash used in Operating Activities	$	(89)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Issuance of Common Stock		89
Net Cash provided by Financing Activities	$	89
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

See Accompanying Notes to these Unaudited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

CharaChorder Inc. (the "Company") is a Delaware corporation incorporated on April 24, 2026. Subsequent to the report date, on April 30, 2026, the Company changed its legal name to Spur Haptics, Inc.; thereafter, the Company is referred to as Spur Haptics, Inc. in these financial statements. The Company was established to serve as a holding company for CharaChorder, LLC.

As of April 24, 2026, the Company had not yet completed the internal reorganization under which it became the direct parent of CharaChorder, LLC. That reorganization was completed in the subsequent period and is disclosed in Note 7. CharaChorder, LLC is a Georgia limited liability company formed on July 5, 2019, engaged in the design, development, manufacture, and sale of computer input hardware, including the CharaChorder family of chorded keyboards, together with related accessories, software, and other peripheral products. Its headquarters and principal operations, including product development, engineering, marketing, and customer support, are located in Texas, United States, with manufacturing coordinated through a combination of domestic and international suppliers. CharaChorder, LLC primarily serves individual consumers in the United States, with additional international and limited business-to-business sales through its e-commerce channels.

The Company intends to conduct a Regulation Crowdfunding offering during 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of April 24, 2026, management is not aware of any significant concentrations or uncertainties, other than those disclosed above, that are expected to have a material adverse effect on the Company's ability to continue its operations or meet its obligations.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued include its recent incorporation, the incurrence of formation and operating expenses, the expectation of continued losses during the next twelve months, and its dependence on obtaining additional financing to fund operations. As an early-stage entity, the Company is subject to the risks and uncertainties associated with establishing a business, including its ability to raise sufficient capital to meet its obligations as they become due. Management's plans to address these conditions include obtaining additional funding through external financing sources, including planned equity financing activities. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

_____

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of April 24, 2026.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 cash as of April 24, 2026.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

_____

The Company has not yet generated revenue and, as a holding company in its inception stage, is not expected to generate significant operating revenue on a standalone basis.

General and Administrative

General and administrative expenses consist primarily of incorporation and formation-related costs incurred during the Company's initial establishment.

Income Taxes

The Company was formed on April 24, 2026 and had no operations, taxable income, or filing requirements during the period ended April 24, 2026. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or pending or threatened litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

The Company has no trade or non-trade debt outstanding as of April 24, 2026.

NOTE 6 – EQUITY

The Company has authorized 2,000,000 shares of common stock with a par value of $0.000001 per share. 1,001,623 shares were issued and outstanding as of April 24, 2026.

Voting: Common stockholders are entitled to one vote per share on all matters submitted to a vote of stockholders and may vote in person or by proxy in accordance with the Company's bylaws and Stockholders Agreement.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, subject to applicable law and any rights of preferred stockholders.

_____

The Company has authorized 1,000,000 shares of preferred stock with a par value of $0.000001 per share. No shares were issued and outstanding as of April 24, 2026.

Voting: Preferred shareholders have voting rights on an as-converted basis and generally vote together with common stock as a single class on matters submitted to stockholders.

Dividends: The holders of the preferred shares are entitled to receive dividends as and when declared by the Board of Directors, in accordance with the rights and preferences established in the Certificate of Incorporation.

Redemption: The Company's preferred stock does not include mandatory redemption provisions.

Conversion: Preferred shareholders have the right to convert their shares into common stock in accordance with the conversion terms set forth in the Certificate of Incorporation and Stockholders Agreement.

Liquidation preference: In the event of any liquidation, dissolution, or winding up of the Company, the holders of preferred stock are entitled to receive any applicable liquidation preference as set forth in the Certificate of Incorporation prior to any distribution to holders of common stock, after which any remaining assets are distributed to common stockholders on a pro rata basis.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to April 24, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 8, 2026, the date these financial statements were available to be issued.

Subsequent to the report date, on April 30, 2026, the Company changed its legal name from CharaChorder Inc. to Spur Haptics, Inc.

Subsequent to the report date, the Company completed an internal reorganization pursuant to which it became the direct parent of CharaChorder, LLC. Management expects future financial statements to be presented on a consolidated basis.

On June 9, 2026, the Company entered into a Simple Agreement for Future Equity (SAFE) agreement with an investor for a purchase amount of $50,000, with a $18,000,000 post-money valuation cap and no discount. The SAFE will convert into equity upon a qualifying equity financing, or settle in cash or equity equivalents upon a liquidity or dissolution event in accordance with the agreement terms.